BEIJING BRUSSELS CENTURY CITY HONG KONG JAKARTA† LONDON NEWPORT BEACH NEW YORK	400 South Hope Street Los Angeles, California 90071-2899 TELEPHONE (213) 430-6000 FACSIMILE (213) 430-6407 www.omm.com	SAN FRANCISCO SEOUL SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C

March 7, 2014

VIA EDGAR AND FEDERAL EXPRESS

Mara L. Ransom

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Sportsman’s Warehouse Holdings, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted January 28, 2014
CIK No. 0001132105

Dear Ms. Ransom:

On behalf of Sportsman’s Warehouse Holdings, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter dated February 14, 2014 (the “Comment Letter”), regarding the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Registration Statement”). The Company has also revised the Registration Statement (the “Revised Registration Statement”) in response to the Staff’s comments and is filing concurrently with this letter the Revised Registration Statement, which reflects these revisions.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in the Revised Registration Statement. Page and caption references in the text of this letter correspond to pages and captions in the Revised Registration Statement.

† In association with Tumbuan & Partners

Ms. Mara L. Ransom, March 7, 2014

REGISTRATION STATEMENT ON FORM S-1

Prospectus Summary, page 1

1.	We note your response to comment 9 in our letter dated January 10, 2013 and your support materials submitted. It appears that the reason opening stores are “less capital intensive” for you is due in part or in whole to the fact that your competitors choose to construct their stores while you choose to lease yours. Please revise your related disclosures to reflect this aspect of your expansion strategy.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 58 of the Revised Registration Statement to indicate that opening stores is “less capital-intensive” for the Company because the Company’s “no frills” store layout requires less initial cash investment to build out and the Company’s stores generally require less square footage than the stores of its competitors. While the Company does lease its stores, the Company notes for the Staff that it generally has to undergo significant renovations to build out any existing leased space in order for the store layout to meet the Company’s requirements and to be consistent with its other stores. The Company believes the primary reason that its initial costs for opening a store are less than its competitors is due to the fact that it has a smaller, “no frills” approach to its store layouts than its competitors. For example, as disclosed on page 1 of the Revised Registration Statement, the Company’s stores range from 30,000 to 65,000 square feet, whereas Cabela’s stores range from 40,000 to 246,000 square feet, based on its most recent annual report on Form 10-K filed with the Commission, and the stores for Bass Pro Shops and Gander Mountain range from 27,000 to 300,000 square feet and 21,000 to 123,000 square feet, respectively, each based on information available on their websites.

(5) Long-Term Debt, page F-12

2.	We have reviewed your response to comment 32 from our letter dated January 10, 2014 and reissue our comment. Please quantify for us your restricted net assets as defined in Rule 4-08(e)(3) of Regulation S-X as of the end of most recently completed year and tell us how you computed the amount. If the restricted net assets exceed 25% of your consolidated net assets, please provide the disclosures required by paragraphs 3(i) and (ii) of Rule 4-08(e) of Regulation S-X and Schedule I prescribed by Rule 12-04 of Regulation S-X as required by Rule 5-04 of Regulation S-X.

Response:

In response to the Staff’s comment, the Company advises the Staff that the parent company has no assets other than investments in the consolidated subsidiaries and all

Ms. Mara L. Ransom, March 7, 2014

of the net assets of the consolidated subsidiaries (after intercompany eliminations) are restricted and may not be transferred to the parent company without the consent of the lenders. Because all of the net assets of the consolidated group are held by consolidated subsidiaries, the disclosures as required by paragraphs 3(i) and (ii) of Rule 4-08(e) of Regulation S-X and Schedule I prescribed by Rule 12-04 of Regulation S-X as required by Rule 5-04 of Regulation S-X would be the same as the consolidated financial statements. As such, the Company has revised its disclosure on pages F-14 and F-28 to indicate that all of the net assets of the consolidated subsidiaries, which constitute the net assets of the consolidated group, are restricted.

Schedule II—Valuation and Qualifying Accounts, page F-20

3.	We note your disclosure that the sales return activity represents “the gross margin effect of sales returns during the respective years.” Please tell us if you record the reduction in revenues based on the gross profit of the related transactions or based on the total estimated revenue related to estimated returns with a related credit to cost of sales. See ASC 605-15-25-1 and 605-15-45-1.

Response:

In response to the Staff’s comment, the Company advises the Staff that the Company records the reduction in revenues based on the total estimated revenue related to estimated returns with a related credit to cost of sales.

***

We appreciate the Staff’s comments and request the Staff contact the undersigned at (213) 430-6100 or jpmotley@omm.com with any questions or comments regarding this letter.

Sincerely,

/s/ John-Paul Motley

John-Paul Motley of O’Melveny & Myers LLP

cc:	John Schaefer, Sportsman’s Warehouse Holdings, Inc.
Kevan Talbot, Sportsman’s Warehouse Holdings, Inc.